April 17, 2006

via U.S. mail and facsimile to (414) 327-0532

Thomas J. Price
Vice President and Chief Financial Officer
The Oilgear Company
2300 South 51st Street
P.O. Box 343924
Milwaukee, WI 53234-3924

	RE:	The Oilgear Company
		Form 10-K/A for the fiscal year ended December 31, 2004
		Filed March 31, 2006

		File No. 0-00822

Dear Mr. Price:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2004

Item 8.  Financial Statements and Supplementary Data, page 23

Consolidated Statements of Cash Flows, page 25

1.  	As discussed in our prior comment 4 in our letter dated
September 13, 2005, please separately disclose the components of "other, net" in your statement of cash flows. We note your separate presentation of other accrued expense and income taxes and your additional disclosure on page 18 of your management`s discussion and analysis. However, given the significance of the remaining items within "other, net," please break out the components of "other, net" on the face of your statement of cash flows in further detail in future filings.

Item 9A. Controls and Procedures, page 63

2. We note your disclosure regarding disclosure controls and procedures. You make the same disclosures in your Forms 10-Q for the three quarters of 2005.  Specifically, you state:
....disclosure controls and procedures are not adequate and
effective
in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosure by the Company in the reports that it files or submits under the Exchange Act [and] that such information may not currently be accumulated and communicated to the Company`s management, including the Chief Executive Officer and
Chief Financial Officer, in a manner allowing timely decisions regarding required disclosures. [emphasis added]
However, as previously discussed in prior comment 3 in our letter dated September 13, 2005, your disclosure should clearly state whether your disclosure controls and procedures are effective with respect to the entire definition of disclosure controls and procedures, rather than just the first part of the definition. Therefore, in future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are also not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

3. Your disclosure regarding changes in internal control over financial reporting does not conform to Item 308(c) of Regulation S-
K. You make the same disclosures in your Forms 10-Q/A for the three quarters of 2005. In future filings, please revise your disclosure to clarify, if true, that there were no changes in internal control over financial reporting during the quarter, rather than the period, ended
December 31, 2004 (or the respective interim quarter end), that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Certifications

4.  We note the language contained in each of your officer`s
Section
302 certifications. In future filings, please revise your section 302 certifications to conform exactly to Item 601(b)(31) of Regulation S-K. For example:
* Please remove "annual" in front of "report" in paragraphs 2, 3, and
4(a).
* Please include "of internal control over financial reporting" after
"based on our most recent evaluation" in paragraph 5.

*    *    *    *

      Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses. To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3255 if
you
have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Nili Shah
								Branch Chief

Thomas J. Price
The Oilgear Company
April 17, 2006
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE